Exhibit 99.1

FOR IMMEDIATE RELEASE - December 31, 2009 - CALGARY, ALBERTA - PETROFLOW ENERGY LTD. (TSX Symbol - PEF; NYSE Amex Symbol - PED)

PETROFLOW ENERGY LTD. ANNOUNCES SALE OF TEXAS PROPERTIES AND AMENDMENT TO CREDIT AGREEMENT

Petroflow Energy Ltd.  (“Petroflow” or the “Company”) is pleased to announce that it has sold its Permian Basin properties located in Texas (the “Texas Properties”). The Texas Properties consist of 3640 gross and net developed acres. Petroflow had a 100% working interest in 14 producing oil wells on the Texas Properties that produced about 65 BOEs (390 McfGEs) per day of production. The sale had an effective date of December 1, 2009. Petroflow will use the gross cash proceeds of $US 3.3 million from the sale to reduce its outstanding indebtedness under its Amended and Restated Credit Agreement (the “Credit Agreement”).

“The Texas Properties were substantially developed and it was an appropriate time to monetize this asset. With the completion of the sale, we will be able to further concentrate our capital and attention on the continuation of our successful operations in the Hunton dewatering resource play” stated Sandy Andrew, President and COO.

In connection with obtaining the necessary consent to such sale from the banks under the Credit Agreement and as a result of the occurrence of certain previously reported and continuing Events of Defaults under the Credit Agreement, the Company entered into an Amendment to its Credit Agreement (the “Amendment”).

The Amendment requires that the gross proceeds (less certain expenses) from the sale of the Texas Properties be paid directly to the banks to be applied against the outstanding loan balance and permanently reduce the Company’s borrowing base by such amount.  Although the banks did not agree to waive any of the continuing Events of Defaults under the Credit Agreement, the banks elected to defer their right to raise the interest rates to the default rate and exercise certain remedies available to them under the Credit Agreement.  The banks reserved their right to cease such deferrals with or without cause at any time without notice to the Company.  The Amendment also requires that the Company provide additional security to the banks in the form of a pledge and first priority security interest in all of the capital stock of its subsidiaries.

Mr. Andrew added, “We are pleased we are able to take this first step to begin to deleverage the Company and we appreciate that our banks continue to work with us during this period of challenging commodity markets.”

Forward-Looking Statements

This news release contains statements that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve our Hunton operations, deleveraging efforts, and status of our banking relationships will impact favorably the Company’s financial situation. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and factors include, but are not limited to, the potential adverse impact of continuing defaults under its Credit Agreement on the Company's liquidity or results of operations, the Company’s ability to raise sufficient additional equity, the notion that the ongoing value of the Company’s oil & gas reserves will continue to support the Company’s outstanding indebtedness under its Credit Agreement, other adverse general economic conditions that may negatively impact the Company and its ability to maintain as well as repay borrowings, operating hazards, drilling risks, inherent uncertainties in interpreting and applying engineering data, geologic data, and accumulated operating and production knowledge, technology change and failure, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow's operations or financial results, are included in Petroflow's reports on file with Canadian securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

Note: Boe means barrel of oil equivalent on the basis of 1 boe to 6,000 cubic feet of natural gas. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 1 boe for 6,000 cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  Boe/d means barrel of oil equivalent per day. In this press release: (i) mcf means thousand cubic feet; (ii) mcf/d means thousand cubic feet per day (iii) bbls means barrels (iv) bbls/d means barrels per day

For further information, please contact:

Petroflow Energy Ltd. Sanford Andrew, President & COO 307.277.2145 www.petroflowenergy.com	Petroflow Energy Ltd. Tucker Franciscus, Interim CFO 303.296.7070 www.petroflowenergy.com

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for the adequacy or accuracy of this news release.